UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

View, Inc.

Full Name of Registrant.

Former Name if Applicable

195 S. Milpitas Blvd.

Address of Principal Executive Office (Street and Number)

Milpitas, CA 95035

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

View, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended March 31, 2022 (the “10-Q”), within the prescribed time period for the reasons described below. On November 9, 2021, the Company filed a Current Report on Form 8-K disclosing, among other things, that the Audit Committee of the Company’s Board of Directors had substantially completed an independent investigation focusing on the adequacy of the Company’s previously reported warranty accrual. While the Audit Committee investigation is now complete, the Company has not been able to finalize its financial statements or corresponding assessment of the effectiveness of its disclosure controls and procedures and internal control over financial reporting. The Company is also unable to make a reasonable estimate of changes in results of operations in its financial statements at this time; however, management anticipates that they will be disclosing substantial doubt about the Company’s ability to continue as a going concern, as the Company does not currently have adequate financial resources to fund its forecasted operating costs and meet its obligations for at least twelve months from the expected issuance date of the 2021 Annual Report on Form 10-K. While management will look to raise capital, there can be no assurance that the necessary financing will be available or will be available on terms acceptable to the Company. Given the findings of its Audit Committee, the Company also expects to report additional material weaknesses, and is working to determine any additional adjustments to the Company’s financial statements that may be required. Although the Company expects that it will finalize its financial statements and file the related 10-Q as soon as practicable, it does not currently expect to file the 10-Q by the extended filing date pursuant to Rule 12b-25.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements may include words or phrases like “will,” “may,” “as soon as possible,” “as soon as practicable,” “expects,” “anticipates,” “predicts,” “timely,” or similar words that may be forward looking, or other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. These forward-looking statements are based on current expectations, estimates, assumptions, projections, and management’s beliefs, that are subject to change. There can be no assurance that these forward-looking statements will be achieved; these statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, many of which are beyond the Company’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company’s business is subject to a number of risks which are described more fully in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on February 16, 2021, as amended or supplemented, which is incorporated by reference into its Current Report on Form 8-K filed on March 12, 2021. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bill Krause, Chief Legal Officer	(408)	263-9200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑

Quarterly Report on Form 10-Q for the period ended June 30, 2021 Quarterly Report on Form 10-Q for the period ended September 30, 2021 Annual Report on Form 10-K for the period ended December 31, 2021

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

See above description in Part III. Yes ☑ No ☐

View, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2022	By:	/s/ Bill Krause
Bill Krause
Chief Legal Officer